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File No. 056829-0002

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale, Erin Jaskot

Re:	Akebia Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-227622)

Ladies and Gentlemen:

On behalf of Akebia Therapeutics, Inc. (“Akebia”), we submit this letter in response to the comment contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 26, 2018, regarding Amendment No. 1 to the Registration Statement on Form S-4 filed by Akebia on October 25, 2018 (the “Amended Registration Statement”).

Akebia has revised the Amended Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing a blacklined copy of the Amendment No. 2, marked to show the changes from the Amended Registration Statement as filed on October 25, 2018.

The paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

October 29, 2018

Staff Comment

Certain U.S. Federal Income Tax Consequences, page 136

1.

We note your response to prior comment 1. However, we note that although your counsel’s opinion states that the section under the caption “Certain U.S. Federal Income Tax Consequences” constitutes its opinion as to the material U.S. federal income tax consequences, your disclosure in the prospectus does not state clearly that such disclosure is the opinion of counsel. In addition, your disclosure continues to include language stating that the section is a “general” discussion and your disclosure in the Q&A and the Summary continue to state that “generally” certain tax consequences will apply. Please revise accordingly. Please also remove the word “Certain” from the heading for this section. See Section III.C.1 of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 13, 25, and 136-138 of Amendment No. 2.

****

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-2244 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Very truly yours,

/s/ Daniel Rees
Daniel Rees
of LATHAM & WATKINS LLP

cc:	John Butler, Akebia Therapeutics, Inc.

Nicole R. Hadas, Akebia Therapeutics, Inc.